UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39805

BGM Group Ltd

No.152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200,

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (“EGM”) of BGM Group Ltd (the “Company”) will be held on September 5, 2026, at 9 p.m. Eastern Time (September 6, 2026, at 9 a.m., Beijing Time), in person, at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District Chengdu, PRC 610200. A copy of each of the EGM notice and the proxy card is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2026

BGM Group Ltd

By:	/s/ Huandi Zhao
Name:	Huandi Zhao
Title:	Co-Chief Executive Officer and Director (Principal Executive Officer)